

June 1, 2023

Brendan Maiorana
Chief Financial Officer
Highwoods Properties, Inc.
Highwoods Realty Limited Partnership
150 Fayetteville Street
Suite 1400
Raleigh, NC 27601

> **Re: Highwood Properties, Inc.**
> **Highwoods Realty Limited Partnership**
> **Form 10-Q for the quarterly period ended March 31, 2023**
> **File No. 001-13100**
> **File No. 000-21731**

Dear Brendan Maiorana:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2023

Notes to Condensed Consolidated Financial Statements
11. Subsequent Events, page 25

1. We note your disclosure on page 17 that as of March 31, 2023, your risk of loss with respect to the McKinney & Olive joint venture was $165.6 million, which represents the carrying value of your investment balance and includes $80.0 million of preferred equity that you funded to the joint venture. We further note your disclosure on page 25 that on April 21, 2023, you received $40.0 million of net proceeds upon the full redemption of your $80.0 million short-term preferred equity investment in the McKinney & Olive joint venture. As it appears that you only received $40.0 million for your $80.0 million investment, please tell us when/if you plan to receive the remaining $40.0 million or if you have considered the need for impairment at March 31, 2023. Within your response,

please reference the authoritative accounting literature management relied upon.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction